Mail Stop 3561

October 24, 2006

Ms. Carol Houston
Principal Financial Officer
Innovative Food Holdings, Inc.
1923 Trade Center Way
Naples, Florida 34109

> **Re:** **Innovative Food Holdings, Inc.**
> **Item 4.02 Form 8-K**
> **Filed October 6, 2006**
> **File No. 033-64276**

Dear Ms. Houston:

We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated October 18, 2006. Our review resulted in the following additional comments.

Form 8-K filed October 6, 2006

1. We reviewed your response to comment 1 from our letter dated October 10, 2006. As stated in our original comment our records show your file number is 033-64276, rather than file number 0-9376 that appears on the cover page of the report. Please contact the Securities and Exchange Commission's Filer Support Branch in the Office of Filings and Information Services at (202) 551-8900 to resolve this matter.

2. We reviewed your response to comment 2 from our letter dated October 10, 2006. The cover page should have only one report date. It appears that the date should represent the date that Mr. Kelpfish and Ms. Houston agreed with the findings of your accounting consultants and concluded that your financial statements for the fiscal years ended December 31, 2004 and 2005 and for the interim periods ended March 31, 2005 and 2006, June 30, 2005 and 2006 and September 30, 2005 should no longer be relied upon. Please revise as appropriate.

3. We reviewed your response to comment 4 from our letter dated October 10, 2006. As required by Item 4.02(a)(1) of Form 8-K, please revise to specifically state:

      a. the date that Mr. Kelpfish and Ms. Carol Houston agreed with the findings of the accounting consultants; and

      b. if true, that Mr. Kelpfish and Ms. Carol Houston concluded that your financial statements for the fiscal years ended December 31, 2004 and 2005 and for the interim periods ended March 31, 2005 and 2006, June 30, 2005 and 2006 and September 30, 2005 should no longer be relied upon.

4. We reviewed your response to comment 5 from our letter dated October 10, 2006. As required by Item 4.02(a)(3), please revise to include at a minimum a statement, if true, that Mr. Kelpfish and/or Ms. Carol Houston did not discuss the matters disclosed in the filing with your independent accountants after their recommendation to present the issue related to non-registration penalties to your outside accounting consulting firm.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, direct your questions to William Thompson, Assistant Chief Accountant, at (202) 551-3344.

Sincerely,

Adam Phippen